CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS UNAUDITED

For the three and nine months ended September 30, 2019 and 2018

TABLE OF CONTENTS

Condensed Consolidated Interim Statements of Financial Position	2

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)	3

Condensed Consolidated Interim Statements of Changes in Equity	4

Condensed Consolidated Interim Statements of Cash Flow	5

Notes to the Condensed Consolidated Interim Financial Statements	6-30

ASANKO GOLD INC.
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2019 AND DECEMBER 31, 2018
(In thousands of United States Dollars)

		September 30, 2019	December 31, 2018
	Note	$	$
Assets
Current assets
Cash and cash equivalents		13,635	10,358
Receivables		95	236
Receivable due from related party	4	2,970	2,328
Prepaid expenses and deposits		434	180
		17,134	13,102
Non-current assets
Financial assets	5	148,141	173,135
Interest in Joint Venture	6	-	126,264
Right-of-use asset	7	615	-
Property, plant and equipment		83	114
		148,839	299,513
Total assets		165,973	312,615

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,895	3,473
Lease liability	7	81	-
		1,976	3,473
Non-current liabilities
Long-term incentive plan liability		319	300
Lease liability	7	535	-
		854	300
Total liabilities		2,830	3,773
Equity
Share capital	8	579,343	578,853
Equity reserves	9	49,795	49,261
Accumulated deficit		(465,995)	(319,272)
Total equity		163,143	308,842
Total liabilities and equity		165,973	312,615

Gold Fields transaction		1
Commitments and contingencies		10
Subsequent event		20

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors:

"Greg McCunn"	“Marcel de Groot”
Director	Director

ASANKO GOLD INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
(In thousands of United States Dollars, except dollar per share amounts)
		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2019	2018	2019	2018
	Note	$	$	$	$

Revenue	11	-	30,665	-	161,918
Cost of sales:
Production costs	12	-	(20,189)	-	(79,008)
Depreciation and depletion		-	(11,651)	-	(41,944)
Royalties		-	(1,533)	-	(8,096)
Total cost of sales		-	(33,373)	-	(129,048)
Loss from mine operations		-	(2,708)	-	32,870
Share of net (loss) earnings related to joint venture	6	(126,047)	256	(126,264)	256
Service fee earned as operators of joint venture	4	1,488	775	3,740	775
Exploration and evaluation expenditures		-	(419)	-	(2,333)
General and administrative expenses	13	(3,199)	(2,904)	(9,460)	(8,460)
(Loss) income from operations and joint venture		(127,758)	(5,000)	(131,984)	23,108
Recovery (loss) due to loss of control of subsidiaries	1	-	1,293	-	(143,261)
Finance income	14	214	2,783	736	3,025
Finance expense	15	(19,977)	(97)	(15,470)	(10,733)
Foreign exchange gain (loss)		5	(83)	(5)	32
Loss before income taxes		(147,516)	(1,104)	(146,723)	(127,829)
Current income tax expense	16	-	(121)	-	(1,087)
Deferred income tax expense	16	-	-	-	(11,430)
Net loss and comprehensive loss for the period		(147,516)	(1,225)	(146,723)	(140,346)
Net income (loss) attributable to:
Common shareholders of the Company		(147,516)	(347)	(146,723)	(140,505)
Non-controlling interest		-	(878)	-	159
Net loss for the period		(147,516)	(1,225)	(146,723)	(140,346)
Loss per share attributable to common shareholders:
Basic		(0.65)	(0.00)	(0.65)	(0.64)
Diluted		(0.65)	(0.00)	(0.65)	(0.64)
Weighted average number of shares outstanding:
Basic	17	225,902,646	225,804,614	225,839,725	218,189,291
Diluted	17	225,902,646	225,804,614	225,839,725	218,189,291

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
(In thousands of United States Dollars, except for number of common shares)

		Number of shares	Share capital	Equity reserves	Accumulated deficit	Non- controlling interest	Total equity
	Note		$	$	$	$	$
Balance as at December 31, 2017		203,449,957	561,441	48,326	(177,900)	740	432,607
Issuance of common shares for:
Private placement, net of share issuance costs	1	22,354,657	17,412	-	-	-	17,412
Share-based payments		-	-	766	-	-	766
Derecognition of non-controlling interest on loss of control	1	-	-	-	-	(899)	(899)
Net income (loss) and comprehensive income (loss) for the period		-	-	-	(140,505)	159	(140,346)
Balance as at September 30, 2018		225,804,614	578,853	49,092	(318,405)	-	309,540

Balance as at December 31, 2018		225,804,614	578,853	49,261	(319,272)	-	308,842
Issuance of common shares on exercise of share-based options	9 (a)	403,116	490	(158)	-	-	332
Share-based payments	9 (a)	-	-	692	-	-	692
Net loss and comprehensive loss for the period		-	-	-	(146,723)	-	(146,723)
Balance as at September 30, 2019		226,207,730	579,343	49,795	(465,995)	-	163,143

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
(In thousands of United States Dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2019	2018	2019	2018
	Note	$	$	$	$

Operating activities:
Net loss for the period		(147,516)	(1,225)	(146,723)	(140,346)
Adjustments for:
Loss (recovery) due to loss of control of subsidiaries	1	-	(1,293)	-	143,261
Share of net loss (earnings) related to joint venture	6	126,047	(256)	126,264	(256)
Depreciation and depletion		24	11,662	58	41,978
Share-based payments		390	337	1,283	1,307
Interest and other income	14	(214)	(2,783)	(736)	(3,025)
Finance expense	15	19,974	97	15,461	10,733
Deferred income tax expense	16	-	-	-	11,430
Unrealized foreign exchange gain		(24)	(638)	(35)	(29)
Operating cash flow before working capital changes		(1,319)	5,901	(4,428)	65,053
Change in non-cash working capital	18	(2,220)	(3,023)	(2,731)	(29,720)
Cash provided by (used in) operating activities		(3,539)	2,878	(7,159)	35,333

Investing activities:
Expenditures on mineral properties, plant and equipment		(4)	(4,304)	(18)	(53,921)
Gold Fields investment in joint venture	1,5 (b)	10,000	165,000	10,000	165,000
Joint venture transaction costs paid		-	(2,651)	-	(2,782)
Interest received		34	76	128	365
Cash provided by investing activities		10,030	158,121	10,110	108,662

Financing activities:
Shares issued for cash on exercise of share-based options	9 (a)	332	-	332	17,412
Office lease payments	7	(10)	-	(10)	-
Repayment of long-term debt	1	-	(163,754)	-	(163,754)
Interest and associated withholding tax paid		-	(1,138)	-	(8,299)
Cash provided by (used in) financing activities		322	(164,892)	322	(154,641)

Impact of foreign exchange on cash and cash equivalents		1	71	4	(66)

Increase (decrease) in cash and cash equivalents during the period		6,814	(3,822)	3,277	(10,712)
Cash and cash equivalents, beginning of period		6,821	42,440	10,358	49,330
Cash and cash equivalents, end of period		13,635	38,618	13,635	38,618
Less cash and cash equivalents held in joint venture, end of period		-	(24,368)	-	(24,368)
Cash and cash equivalents excluding joint venture, end of period		13,635	14,250	13,635	14,250

Supplemental cash flow information	18

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

1.	Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada, with its head office, principal address and registered and records office located at 1066 West Hastings Street, Suite 1640, Vancouver, British Columbia, V6E 3X1, Canada.

The Company’s principal business activity is the exploration and development of mineral property interests and operation of the Asanko Gold Mine (“AGM”) through a 50:50 joint venture arrangement (the “JV”) associated with the Company’s previously held 90% economic interest in the AGM (see Gold Fields Transaction below). The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana (“Ghana”), West Africa.

In addition to its interest in the AGM, the Company’s interest in the JV also includes a 50% interest in a portfolio of other Ghanaian gold concessions in various stages of exploration.

Gold Fields Transaction

On July 31, 2018, the Company completed a transaction (the “JV Transaction”) with a subsidiary of Gold Fields Limited (“Gold Fields”), under which, among other things:

•	the Company and Gold Fields each own a 45% economic interest in Asanko Gold Ghana Limited (“AGGL”), the former Asanko subsidiary that owns the AGM, with the Government of Ghana retaining a 10% free-carried interest in the AGM;

•	the Company and Gold Fields each own a 50% interest in Adansi Gold Company (GH) Limited (“Adansi Ghana”), the former Asanko subsidiary that owns a number of exploration licenses; and

•	the Company and Gold Fields each acquired a 50% interest in a newly formed entity, Shika Group Finance Limited (“JV Finco”)

•	In exchange for the above, Gold Fields agreed to make a $185.0 million contribution to the JV. Of this contribution amount, $165.0 million was received on closing of the transaction, while $10.0 million was received on August 29, 2019. A further $10.0 million will be payable by Gold Fields to the Company by no later than December 31, 2019.

In addition to Gold Fields’ contribution to the JV, Gold Fields also subscribed for 22,354,657 common shares of the Company for gross proceeds of $17.6 million.

Concurrent with the closing of the JV Transaction, the Company settled the then outstanding amount of $163.8 million under the Definitive Senior Facilities Agreement with Red Kite (a special purpose vehicle of RK Mine Finance Trust I), including all outstanding debt principal and accrued interest, and emerged from the JV Transaction debt-free.

In connection with the JV Transaction, the Company finalized the terms of the associated Joint Venture Agreement (the “JVA”) that governs the management of the JV, in July 2018. Under the terms of the JVA, the Company remains the manager and operator of the JV and receives an arm’s length fee for services rendered to the JV of $6.1 million per annum (originally $6.0 million, but adjusted annually for inflation). A management committee was formed, with equal representation from both Asanko and Gold Fields, to govern the operating and development activities of the JV.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

1.	Nature of operations (continued)

The JVA therefore established joint control of the JV and the Company no longer retains control of the AGM and associated properties. As the JV is structured within the legal entities of AGGL, Adansi Ghana and JV Finco, the JV represents a joint venture as defined under IFRS 11 – Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018, the date on which the JV Transaction was completed. At this date, the Company derecognized all the assets and liabilities of its former Ghanaian subsidiaries, as well as the carrying amount of previously recognized non-controlling interests in AGGL.

Concurrent with the closing of the JV Transaction, the Company recognized the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retained in the JV. Based on the fair value of the Company’s retained interest in the JV, the Company recognized a post-tax loss of $143.3 million associated with the loss of control of AGGL and Adansi Ghana.

2.	Basis of presentation

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2018, except as disclosed in note 2(c).

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on November 5, 2019.

(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at September 30, 2019. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

Certain prior period numbers have been reclassified in order to conform to current period presentation.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

The principal subsidiaries and joint arrangements to which the Company is a party, as well as their geographic locations, were as follows as at September 30, 2019:

			Classification and accounting
Subsidiary name	Location	Interest	method
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Asanko International (Barbados) Inc.	Barbados	100%	Consolidated
Asanko Gold (Barbados) Inc.	Barbados	100%	Consolidated
Asanko Gold Ghana Limited	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Limited	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

These condensed consolidated interim financial statements include all revenue and expenses of AGGL and Adansi Ghana for the period January 1, 2018 to July 31, 2018, as the Company had control of these former subsidiaries during this period.

(c)	Accounting standards adopted during the period

The Company adopted the following new IFRS standard effective January 1, 2019. The nature and impact of the new standard on the Company’s current period financial statements, and prior period comparatives, if any, are outlined below. Adoption of the standard was made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2019; however, they did not impact the Company’s condensed consolidated interim financial statements.

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company has not identified any material leases or other contracts containing a lease to be recognized on balance sheet as of January 1, 2019.

The adoption of IFRS 16 did however impact the AGM JV. Previously, the JV recognized monthly fixed payments for equipment to mining contractors as production costs. Under IFRS 16, these fixed monthly payments are capitalized as a right-of-use asset (and corresponding lease liability) and commencing January 1, 2019, are no longer presented as production costs. Rather, starting in 2019 the JV recognizes a depreciation charge for the right-of-use assets and an interest expense on the lease liabilities. The JV elected to adopt the practical expedient in IFRS 16 to not reassess whether a contract is, or contains, a lease at the date of initial application. Any contracts or agreements that were not previously identified as containing a lease under IAS 17 or IFRIC 4, were not reassessed as of January 1, 2019. Therefore, IFRS 16 was applied only to contracts entered into (or modified) on or after January 1, 2019.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

On adoption of IFRS 16, the JV recognized right-of-use assets and lease liabilities of $36.6 million as at January 1, 2019. However, the net impact on the profit and loss of the JV for the three and six months ended June 30, 2019 was not materially different from accounting for these contracts under IAS 17 and, as a result, the adoption of IFRS 16 did not have a material impact on the Company’s equity pick-up for the period.

3.	Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in note 5 of the audited annual consolidated financial statements for the year ended December 31, 2018. Additionally, AGGL entered into zero cost collar hedging instruments during the quarter (note 6(x)), which are required to be measured at fair value using valuation techniques. Any changes in assumptions used to estimate the fair value of these gold price hedges could result in a change in the fair value of these derivatives, which could impact the Company’s equity pick-up from the AGM JV.

During the quarter, the Company recorded an impairment of its interest in the JV, which was based on management’s estimate of the recoverable amount of the AGM. The determination of the recoverable amount of the AGM required significant estimates and judgements. Refer to note 6.

4.	Receivable due from related party

During the three and nine months ended September 30, 2019, the Company earned a service fee of $1.5 million and $3.7 million, respectively, as operators of the JV (three and nine months ended September 30, 2018 – $0.8 million for both periods). For the three and nine months ended September 30, 2019, the service fee was comprised of a gross service fee of $1.5 million and $4.5 million, respectively, less withholding taxes payable in Ghana of $0.1 million and $0.8 million (three and nine months ended September 30, 2018 – gross service fee of $1.0 million less withholding taxes of $0.2 million for both periods). As at September 30, 2019, the Company had a receivable due from the JV in respect of the service fee in the amount of $3.0 million, net of withholding taxes (December 31, 2018 - $2.3 million).

All transactions with related parties have occurred in the normal course of operations and were measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

5.	Financial assets

As part of the JV Transaction (notes 1 and 6), the Company subscribed to 204.9 million non-voting fixed redemption price redeemable preferences shares in JV Finco (the “preference shares”). The preference shares were issued at a par value of $1 per redeemable share, resulting in a face value of the preference shares of $204.9 million.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

5.	Financial assets (continued)

a)	Redeemable preference shares with no fixed redemption date

$
Balance, December 31, 2018	153,651
Fair value adjustment for the period	(15,457)
Balance, September 30, 2019	138,194

184.9 million of the preference shares have no fixed redemption date. As these preference shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period-end. On closing of the JV Transaction, these preference shares were recognized at their fair value of $148.9 million as at July 31, 2018. On initial recognition, the Company estimated the fair value of the preference shares using a discounted cash flow model, discounting $184.9 million of forecasted future cash flows from the AGM at a discount rate of 6.5%.

As at September 30, 2019, the Company re-measured the fair value of the redeemable preference shares to $138.2 million in order to reflect management’s latest estimate of the future cash flows of the JV (see impairment testing in note 6) at a discount rate of 8.0%. As a result, the Company recorded a downward fair value adjustment of $20.0 million and $15.5 million in finance expense for the three and nine months ended September 30, 2019, respectively (three and nine months ended September 30, 2018 – $2.4 million positive adjustment for both periods). There were no changes to the face value of the preferred shares. These preference shares are classified as a Level 3 financial asset in the fair value hierarchy.

b)	Redeemable preference shares with determinable redemption date

$
Balance, December 31, 2018	19,484
Redemption during the period	(10,000)
Accretion income for the period	463
Balance, September 30, 2019	9,947

The remaining preference shares (with original face value of $20 million) were redeemable by JV Finco based on an agreed Esaase development milestone, but in any event to be paid by no later than December 31, 2019 (notes 1 and 6). On closing of the JV Transaction, the $20.0 million preference shares were recognized at fair value using a discounted cash flow model. Management estimated the fair value of the $20.0 million preference shares by discounting the contractual future cash flows (assumed to be payable by December 31, 2019) at a discount rate of 2.7%, resulting in a fair value of $19.2 million as at July 31, 2018. Subsequent to initial recognition, these preference shares were measured at amortized cost.

On August 29, 2019, the Company received $10.0 million from Gold Fields based on the agreed Esaase development milestone. The $10.0 million payment was recorded as a redemption of the $20.0 million preference shares. The remaining $10.0 million is expected to be received during the fourth quarter of 2019.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

5.	Financial assets (continued)

As at September 30, 2019, the amortized cost of the remaining redeemable preference shares amounted to $9.9 million and the Company recognized accretion income of $0.2 million and $0.5 million in finance income in the Statement of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 – $0.4 million for both periods).

6.	Investment in Joint Venture

As at September 30, 2019, the Company’s 45% interest in the Asanko Gold Mine was accounted for using the equity method. The following table summarizes the change in the carrying amount of the Company’s investment in the joint venture:

Asanko Gold Mine JV
$
Balance, December 31, 2018	126,264
Company's share of net income related to joint venture for the period	2,074
Impairment of equity investment in joint venture	(128,338)
Balance, September 30, 2019	-

The Company’s share of the net earnings of the JV was $2.3 million and $2.1 million for the three and nine months ended September 30, 2019, respectively (three and nine months ended September 30, 2018 – share of net earnings of $0.3 million for both periods).

Impairment testing

During the three months ended September 30, 2019, the Company and its JV partners announced that the scope of the ongoing work associated with the AGM’s life of mine (the “AGM LOM”) plan would:

•	target a remaining mine life of 8-10 years with gold production of 225,000 to 250,000 ounces per year;

•	contemplate resources based on Localized Uniform Conditioning methodology;

•	be based on NI43-101 standards and consistent with Gold Field’s operating practices;

•	be based on Measured and Indicated Mineral Resources using Datamine Mine Stope Optimization software;

•	not include any major development capital investments such as further processing plant expansions or Esaase ore transportation infrastructure; and

•	be based on metallurgical recovery estimates for Esaase fresh ore based on an updated metallurgical model, which would in turn be based on a test-work program currently underway.

The Company previously prepared its Amended and Restated Definitive Feasibility Study related to the AGM on June 5, 2017 (and amended and restated on December 20, 2017, the “12/17 DFS”). The 12/17 DFS has been filed on SEDAR, www.sedar.com, and is available on the Company’s website at www.asanko.com. The 12/17 DFS previously estimated the AGM’s remaining life of mine to be between 14 and 21 years (ending 2030 - 2037) with gold production ranging from 108,000 ounces to 497,000 ounces.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

As discussed above, the current AGM LOM plan contemplates a remaining mine life of 8-10 years (2027-2029) with gold production ranging from 225,000 to 250,000 ounces per year. Additionally, while the Company previously disclosed that it expected that global resource gold ounces at Esaase would remain approximately the same as previously stated, as a result of the continued work associated with the AGM LOM plan, the Company now expects that the resource base for the AGM may reduce significantly.

Therefore, given that the target mine life and production is expected to result in the extraction of materially less than the total previously estimated reserves and resources of the AGM, the Company considered this to represent an indicator of possible impairment.

Accordingly, the Company was required to assess the recoverable amount of its investment in the JV, which was based on management’s estimate of the fair value less cost of disposal of the AGM. The fair value less cost of disposal of the AGM (on a 100% basis) was estimated to be $286.0 million and included life of mine cash flow projections, on the basis of the updated scope.

As previously stated, the JV has not yet finalized the AGM LOM plan and the life of mine cash flow projections used in the impairment assessment are not based on a National Instrument 43-101 technical report and are not currently supported by the associated detailed engineering. The extent of any change in reserves and resources cannot be precisely determined until the AGM LOM plan is finalized. Future changes to the life of mine cash flow projections may include (but may not be limited to) changes to the current estimates of in- situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates. Notwithstanding, the estimate of the recoverable amount of the AGM incorporates management’s best estimate based on information available to management at the time of preparing these unaudited condensed consolidated financial statements. Management’s estimate of the fair value of the AGM is classified as Level 3 in the fair value hierarchy.

At September 30, 2019, the carrying value of the AGM’s single cash generating unit was $285.2 million greater than its recoverable amount. Based on the above assessment, during the three months ended September 30, 2019, the Company recognized an impairment of $128.3 million (or 45% of $285.2 million) against the Company’s equity investment in the AGM JV.

The Company’s impairment testing at September 30, 2019 incorporated the following assumptions:

Pricing assumption

For the September 30, 2019 impairment assessment, the Company’s estimated gold price considered analysts’ consensus pricing for the estimated duration of the preliminary AGM LOM plan. The gold price assumptions were as follows:

Gold price assumption	2019	2020 to 2021	2022 to 2024	Long-term	Weighted Average
Gold price (per ounce)	$1,400	$1,425	$1,400	$1,350	$1,384

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

Discount rate assumption

Projected cash flows were discounted using a pre-tax discount rate of 11% which represents the weighted-average cost of capital commensurate with the risks associated with the AGM’s cash flows, and includes estimates for risk-free interest rates, market value of equity, market return on equity, share volatility and a target debt-to-equity ratio.

Sensitivity analysis

Due to the sensitivity of the recoverable amount to the various factors mentioned above and specifically long-term metal prices, as well as unforeseen factors, any significant change in key assumptions and inputs could result in changes in impairment charges to be recorded in future periods. The following table highlights the assumptions and estimates that management believes are most sensitive to estimating the recoverable amount. Any change in these assumptions and estimates could have a material impact on the estimated recoverable amount of the Company’s equity investment in the AGM JV.

Assumption	Sensitivity	Impact on recoverable amount (100% basis)
		Increase ($’millions)	Decrease ($’millions)
Gold price (weighted average)	+/- $100/oz	$127	$125
Discount rate	+/- 1.0%	$11	$10
In-situ ounces	+/- 100,000oz	$73	$71
Recovery	+/- 1.0%	$17	$18
Mining cost per tonne	+/- $0.50/t	$87	$85
Processing cost per tonne	+/- $1/t	$28	$27
Trucking cost per tonne (Esaase ore)	+/- $1/t	$16	$15

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

Operating and financial results of the AGM JV for the three and nine months ended September 30, 2019 and 2018

Summarized financial information for the Company's investment in the JV, on a 100% basis, is outlined in the table below. Note that for the period January 1, 2018 to July 31, 2018, the Company controlled the AGM and therefore the financial results during this period have been included in the Company’s consolidated Statement of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2018.

All disclosures in this note 6 are on a 100% JV basis before any impairment adjustments, unless otherwise indicated. The JV applies the same accounting policies as the Company.

Three and nine months ended September 30, 2019 and 2018

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2019	2018	2019	2018
Revenues	(i)	91,164	78,396	243,894	209,649
Production costs	(ii)	(50,721)	(48,772)	(146,652)	(107,591)
Depreciation and depletion	(vii)	(24,665)	(25,135)	(64,840)	(55,428)
Royalties	(ii)	(4,559)	(3,919)	(12,306)	(10,482)
Income from mine operations		11,219	570	20,096	36,148
Exploration and evaluation expenditures		(2,438)	(734)	(3,873)	(2,758)
General and administrative expenses		(2,209)	(2,016)	(5,138)	(6,262)
Income (loss) from operations		6,572	(2,180)	11,085	27,128
Fair value adjustment associated with JV Transaction		-	(126,697)	-	(126,697)
Finance expense	(x)	(3,913)	291	(7,810)	(10,856)
Finance income		89	84	215	176
Foreign exchange gain		525	194	1,125	381
Net income (loss) before taxes		3,273	(128,308)	4,615	(109,868)
Income tax recovery (expense)	(iii)	1,823	(460)	-	(11,909)
Net income (loss) after tax for the period		5,096	(128,768)	4,615	(121,777)

Company's share of net income of the JV for the period		2,291	256	2,074	256

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

The assets and liabilities of the Asanko Gold Mine JV, on a 100% basis, as at September 30, 2019 and December 31, 2018 were as follows:

		September 30, 2019	December 31, 2018
	Note	$	$
Assets
Current assets
Cash and cash equivalents		33,568	21,648
Restricted cash	(x)	3,000	-
Receivables		7,263	4,513
Inventories	(iv)	54,026	68,141
Prepaid expenses and deposits		2,993	2,693
VAT receivable		16,730	12,317
		117,580	109,312
Non-current assets	(v),(vi),(vii)	544,268	490,825
Total assets		661,848	600,137

Liabilities
Current liabilities
Accounts payable and accrued liabilities		56,648	52,656
Financial liability	(x)	4,577	-
Lease liability	(viii)	16,934	-
		78,159	52,656
Non-current liabilities
Lease liability	(viii)	10,463	-
Long-term incentive plan liability		296	217
Deferred tax liability	(iii)	-	-
Asset retirement provisions	(ix)	55,088	34,036
		65,847	34,253
Total liabilities		144,006	86,909
Equity		517,842	513,228
Total liabilities and equity		661,848	600,137

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance and financial condition of the AGM. All amounts in the following tables and descriptions are on a 100% basis.

(i)	Revenues

In 2013, concurrent with the former debt project financing, AGGL entered into an offtake agreement with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”) with the following details (the “Offtake Agreement”):

-	sale of 100% of the future gold production from the AGM up to a maximum of 2.2 million ounces to Red Kite;

-	Red Kite to pay for 100% of the value of the gold ten business days after shipment;

-	a provisional payment of 90% of the estimated value will be made one business day after delivery;

-	the gold sale price will be a spot price selected during a nine-day quotational period following shipment of gold from the mine;

-	performance obligations of the AGM are satisfied once the refining outturn report is provided to Red Kite; and

-

should AGGL wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Red Kite debt arrangement as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

During the three and nine months ended September 30, 2019, the AGM sold 63,009 and 182,767 ounces of gold, respectively, to Red Kite in accordance with the Offtake Agreement.

Included in revenue of the AGM is $0.2 million and $0.6 million relating to by-product silver sales for the three and nine months ended September 30, 2019, respectively (three and nine months ended September 30, 2018 – $0.2 million and $0.6 million, respectively). Additionally, $2.2 million of gold sales related to pre-production activities at Esaase were capitalized to MPP&E of the AGM during the nine months ended September 30, 2019.

As of September 30, 2019, the AGM has delivered 773,278 ounces to Red Kite under the Offtake Agreement. The Offtake Agreement was not affected by the JV Transaction and will remain in effect until all contracted ounces have been delivered to Red Kite or AGGL elects to terminate the Offtake Agreement and pay the associated fee.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

	(ii)	Production costs and royalties

The following is a summary of production costs by nature, on a 100% basis, incurred during the three and nine months ended September 30, 2019 and 2018:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Raw materials and consumables	(12,584)	(13,256)	(35,733)	(40,049)
Salary and employee benefits	(8,394)	(5,900)	(24,074)	(16,687)
Contractors (net of deferred stripping costs)	(19,156)	(30,288)	(69,660)	(65,893)
Change in stockpile, gold-in-process and gold dore inventories	(5,703)	3,460	(4,598)	21,015
Insurance, government fees, permits and other	(4,739)	(2,714)	(12,329)	(5,546)
Share-based payments	(145)	(74)	(258)	(431)
Total production costs	(50,721)	(48,772)	(146,652)	(107,591)

During the three and nine months ended September 30, 2019, the AGM recognized a $4.7 million and $17.4 million downward adjustment to the carrying value of its stockpile inventory, respectively, to reflect the net realizable value of lower grade ore that has been added to stock during the period, of which $1.9 million and $8.6 million was recorded as production costs and $2.8 million and $8.8 million as depreciation expense, respectively.

During the three and nine months ended September 30, 2018, the AGM recognized a $12.2 million and $14.1 million downward adjustment to the carrying value of its stockpile inventory, respectively, to reflect the net realizable value of lower grade ore that had been added to stock during the period, of which $6.8 million and $7.9 million, respectively, was recorded as production costs and $5.4 million and $6.2 million, respectively, as depreciation expense.

All of the AGM’s concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM’s Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the AGM’s Esaase mining concession is also subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.

(iii)	Deferred income taxes

The deferred tax recovery recognized for the three months ended September 30, 2019 of $1.8 million reflects the expectation that, following the conclusion of the work associated with the AGM LOM plan, the carrying value of producing mineral properties will reduce to an amount that is less than their associated tax base (three and nine months ended September 30, 2018 – $nil and $11.9 million).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

	(iv)	Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at September 30, 2019 and December 31, 2018:

	September 30, 2019	December 31, 2018
	$	$
Gold dore on hand	2,886	-
Gold-in-process	1,827	5,325
Ore stockpiles	55,300	55,698
Materials and spare parts	18,000	17,004
Total inventories	78,013	78,027
Less non-current inventories:
Ore stockpiles	(23,987)	(9,886)
Total current inventories	54,026	68,141

Refer to note 6(ii) for disclosure of net realizable value adjustments recognized on the AGM’s stockpile inventory.

(v)	Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana (“EPA”) for the performance by the AGM of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. The initial security totaled $8.5 million and comprised a reclamation deposit in the amount of $1.7 million and a bank guarantee of $6.8 million, which was provided by Asanko (note 10). The reclamation deposit accrues interest and is carried at $1.9 million as of September 30, 2019 (December 31, 2018 - $1.9 million).

The AGM deposited the reclamation deposit in a Ghanaian Bank in the joint names of the AGM and the EPA. The reclamation deposit matures annually, but the AGM is required to reinstate the deposit until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

	(vi)	Right-of-use assets

The following table shows the movement in the right-of-use asset related to mining contractor services agreements of the AGM for the nine months ended September 30, 2019.

September 30, 2019
$
Balance, beginning of period	-
Initial recognition of right-of-use assets upon adoption of IFRS 16	36,616
Recognition of mining contractor services agreements entered into during the period	10,502
Depreciation expense	(13,252)
Derecognition associated with termination of contractor services agreement	(10,343)
Balance, end of period	23,523

As at September 30, 2019, the carrying value of right-of-use assets associated with mining contractor services agreements was $23.5 million (December 31, 2018 – $nil), net of $6.2 million and $13.3 million of depreciation expense recorded for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 – $nil for both periods presented).

(vii)	Mineral properties, plant and equipment

Additions to mineral properties, plant and equipment

During the three and nine months ended September 30, 2019, the AGM capitalized $5.1 million and $17.8 million in expenditures related to mineral properties, plant and equipment, not including capitalized deferred stripping costs, asset retirement costs and right-of-use assets (three and nine months ended September 30, 2018 - $3.3 million and $12.9 million, respectively).

Deferred stripping

During the three and nine months ended September 30, 2019, the AGM deferred a total of $10.3 million and $33.7 million of stripping costs to depletable mineral interests, respectively (three and nine months ended September 30, 2018 – $7.9 million and $51.8 million, respectively). During the same periods, depletion expense of $8.4 million and $22.9 million, respectively, was charged on deferred stripping assets and was recorded in production costs (three and nine months ended September 30, 2018 – $9.4 million and $17.2 million, respectively).

Depreciation and depletion

During the three months ended September 30, 2019, the AGM recognized depreciation and depletion expense of $25.0 million (including depreciation and depletion on right-of-use assets and on deferred stripping assets), of which $0.3 million was allocated to the cost of inventories (three months ended September 30, 2018 – depreciation and depletion expense of $24.7 million. An additional $0.4 million that was previously capitalized to the cost of inventories of depreciation was expensed during the quarter).

During the nine months ended September 30, 2019, the AGM recognized depreciation and depletion expense of $68.4 million (including depreciation and depletion on right-of-use assets and on deferred stripping assets), of which $3.6 million was allocated to the cost of inventories (nine months ended September 30, 2018 – depreciation and depletion expense of $64.8 million, of which $9.4 million was allocated to the cost of inventories).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

	(viii)	Lease liability

The following table shows the movement in the lease liability related to mining contractor services agreements of the AGM for the nine months ended September 30, 2019:

September 30, 2019
$
Balance, beginning of period	-
Initial recognition of lease liability upon adoption of IFRS 16	36,616
Recognition of lease agreements entered into during the period	10,502
Lease payments made during the period	(10,887)
Interest expense	1,510
Derecognition associated with termination of contractor services agreement	(10,344)
Total lease liability	27,397
Less: current lease liability	(16,934)
Total non-current lease liability	10,463

During the nine months ended September 30, 2019, the AGM provided a notice of termination to one of its mining contractors and derecognized the lease liability and right-of-use asset associated with this lease agreement. A termination fee was accrued for at September 30, 2019 and was included in production costs during the nine months ended September 30, 2019.

(ix)	Reclamation provision

The following table shows the movement in the asset retirement obligation of the AGM as at September 30, 2019 and December 31, 2018:

	September 30, 2019	December 31, 2018
	$	$
Balance, beginning of period	34,036	30,790
Accretion expense	631	888
Change in obligation	20,421	2,358
Balance, end of period	55,088	34,036

The decommissioning liability consists of reclamation and closure costs for the JV’s Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

	(x)	Hedging instruments

In June 2019, the AGM entered into zero cost collar instruments with a group of leading commercial banks to manage the AGM’s exposure to gold price risk. The hedging instruments cover 90,000 ounces of gold production, maturing at 15,000 gold ounces per month over a period of six months from July 1, 2019 to December 31, 2019. The hedging instruments will be financially settled and the details of all outstanding contracts at September 30, 2019 were as follows:

			Fair value of liability at
	Put price	Call price	September 30, 2019
Gold ounces	$ per gold ounce	$ per gold ounce	$
30,000	$1,300.00	$1,410.50	(4,331)
15,000	$1,350.00	$1,517.00	(246)
			(4,577)

The fair value of the gold collar liability of $4.6 million includes a realized loss of $1.1 million on a September 2019 contract which was paid subsequent to September 30, 2019.

The AGM recognized a fair value adjustment on its hedging instruments of $3.1 million and $5.6 million, inclusive of withholding taxes, for the three and nine months ended September 30, 2019, of which $2.1 million was realized on settlement of certain contracts for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 – $nil for both periods presented). The fair value of the gold collar hedging instruments was estimated using an option pricing model and falls within Level 2 of the fair value hierarchy. The realized and unrealized losses are presented as part of finance expense in the profit and loss of the JV. The AGM was also required to deposit $3.0 million as collateral on the gold collars. This cash has been presented as restricted cash as at September 30, 2019.

The following is a summary of finance expenses incurred by the AGM JV during the three and nine months ended September 30, 2019 and 2018.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	$	$	$	$
Realized and unrealized losses on hedging instruments	(3,099)	-	(5,614)	-
Interest on lease liability	(592)	-	(1,510)	-
Interest charges on Red Kite loan and associated withholding taxes	-	546	-	(10,142)
Accretion charges on asset retirement provisions	(201)	(242)	(631)	(671)
Other	(21)	(13)	(55)	(43)
Total	(3,913)	291	(7,810)	(10,856)

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Investment in Joint Venture (continued)

	(xi)	The cash flows of the AGM, on a 100% basis, were as follows for the three and nine months ended September 30, 2019 and 2018:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	$	$	$	$
Cash provided by (used in):
Operating cash flow before working capital changes	30,177	21,929	75,977	82,649
Operating activities	45,570	21,150	74,935	59,614
Investing activities	(26,655)	(14,427)	(50,430)	(64,138)
Financing activities	(5,051)	5,070	(9,406)	12,910
Impact of foreign exchange on cash and cash equivalents	22	(44)	(179)	-
Increase in cash and cash equivalents during the period	13,886	11,749	14,920	8,386
Cash and cash equivalents, beginning of period	22,682	18,682	21,648	22,045
Cash and cash equivalents, end of period	36,568	30,431	36,568	30,431

7.	Right-of-use asset and lease liability

During the three months ended September 30, 2019, the Company entered into a lease agreement for corporate office space with an effective date of September 1, 2019. Upon obtaining the contractual right to use the new office space, the Company recognized a right- of-use asset and corresponding lease liability for the office space lease agreement in accordance with IFRS 16, amounting to $0.6 million. The following table shows the movement in the right-of-use asset related to corporate office space lease agreement for the nine months ended September 30, 2019.

September 30, 2019
$
Balance, beginning of period	-
Recognition of office space lease agreement entered into during the period	624
Depreciation expense	(9)
Balance, end of period	615

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

7.	Right-of-use asset and lease liability (continued)

The following table shows the movement in the lease liability related to corporate office space lease agreement for the nine months ended September 30, 2019.

September 30, 2019
$
Balance, beginning of period	-
Recognition of office space lease agreement entered into during the period	624
Lease payments made during the period	(10)
Interest expense	2
Total lease liability	616
Less: current lease liability	(81)
Total non-current lease liability	535

8.	Share capital

	(a)	Authorized:

Unlimited common shares without par value or restrictions; and Unlimited preferred shares without par value or restrictions.

	(b)	Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2017	203,449,957	561,441
Issued pursuant to private placement, net of share issuance cost	22,354,657	17,412
Balance, December 31, 2018	225,804,614	578,853
Issued pursuant to exercise of share-based options (note 9(a))	403,116	490
Balance, September 30, 2019	226,207,730	579,343

9.	Equity reserves

	(a)	Share-based options

During the three and nine months ended September 30, 2019, the Company granted 185,000 and 3,766,000 stock options, with weighted average exercise prices of C$1.28 and C$0.98 per option, respectively, to directors, officers and employees of the Company.

During the nine months ended September 30, 2019, 403,116 stock options were exercised for total gross proceeds of $0.3 million while 3,889,584 stock options were cancelled and/or expired with a weighted average exercise price of C$2.07.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

9.	Equity reserves (continued)

	(b)	Restricted Share Units (“RSU”)

During the three and nine months ended September 30, 2019, the Company granted 52,863 and 1,996,883 RSUs, respectively, to directors, officers and employees of the Company. For all RSUs granted during the period, the awards vest in three equal tranches over a service period of three years.

During the three and nine months ended September 30, 2019, the Company also settled in cash 13,232 and 481,622 RSU awards (three and nine months ended September 30, 2018 – $nil and $nil, respectively), while 625,502 RSUs were cancelled for the nine months ended September 30, 2019.

10.	Commitments and contingencies

Commitments

As at September 30, 2019, the Company had contractual obligations totaling $3.6 million (December 31, 2018 - $4.0 million).

The following table reflects the Company’s contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at September 30, 2019:

	Within		Over	At September 30,	At December 31,
	1 year	1 - 5 years	5 years	2019	2018
Accounts payable and accrued liabilities	1,895	-	-	1,895	3,232
Long-term incentive plan (cash-settled awards)	453	319	-	772	541
Corporate office leases	251	525	124	900	202
Total	2,599	844	124	3,567	3,975

In addition to the above commitments, the Company has provided a parent company guarantee on the unfunded portion of the AGM’s reclamation bond in the amount of $6.8 million. The Company has also provided a guarantee in respect of 50% of the 30,000 ounces of zero cost collars entered into by the AGM (note 6(x)).

Contingencies

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company’s financial condition or future results of operations.

11.	Revenue

During the three and nine months ended September 30, 2019, the Company did not recognize any revenues from the sale of gold dore by the AGM as the Company no longer controls and consolidates the financial results of the AGM.

From January 1, 2018 to July 31, 2018, the period during which the Company controlled the AGM, the Company sold 25,003 and 125,687 ounces of gold to Red Kite in accordance with an Offtake Agreement (note 6(i)). During the one and seven months ended July 31, 2018, the Company’s revenue included $0.1 million and $0.5 million relating to by-product silver sales.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

12.	Production costs by nature

The following is a summary of production costs incurred by the Company during the periods that it controlled the AGM. The table below therefore includes the financial results for the AGM for the one and seven months ended July 31, 2018 but does not include the results of the AGM for the three and nine months ended September 30, 2019 as the Company did not control the AGM during this period.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	$	$	$	$
Raw materials and consumables	-	(3,608)	-	(30,401)
Salary and employee benefits	-	(1,926)	-	(12,782)
Contractors (net of deferred stripping costs)	-	(12,393)	-	(47,929)
Change in stockpile, gold-in-process and gold dore inventories	-	(1,621)	-	15,934
Insurance, government fees, permits and other	-	(641)	-	(3,473)
Share-based payments	-	-	-	(357)
Total production costs	-	(20,189)	-	(79,008)

13.	General and administrative expenses

The following is a summary of general and administrative expenses incurred during the three and nine months ended September 30, 2019 and 2018. The general and administrative expenses for the three and nine months ended September 30, 2019 include, but are not limited to, those expenses incurred in order to earn the service fee as operators of the JV (note 4). Note that the table below includes the results for the AGM for the one and seven months ended July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM for the three and nine months ended September 30, 2019.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	$	$	$	$
Wages, benefits and consulting	(2,227)	(1,667)	(6,474)	(4,413)
Office, rent and administration	(191)	(346)	(562)	(1,138)
Professional and legal	(150)	(329)	(329)	(1,104)
Share-based payments	(390)	(337)	(1,283)	(920)
Travel, marketing, investor relations and regulatory	(217)	(216)	(754)	(851)
Depreciation and other	(24)	(9)	(58)	(34)
Total	(3,199)	(2,904)	(9,460)	(8,460)

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

14.	Finance income

The following is a summary of finance income incurred during the three and nine months ended September 30, 2019 and 2018. Note that the table below includes the results for the AGM for the period January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM but does not include the results of the AGM for the three and nine months ended September 30, 2019.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Fair value adjustment on redeemable preference shares	-	2,401	-	2,401
Accretion income on redeemable preference shares	177	382	463	382
Interest income and other	37	-	273	242
Total	214	2,783	736	3,025

15.	Finance expense

The following is a summary of finance expenses incurred during the three and nine months ended September 30, 2019 and 2018. Note that the table below includes the results for the AGM for the one and seven months ended July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM for the three and nine months ended September 30, 2019.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	$	$	$	$
Fair value adjustment on redeemable preference shares	(19,971)	-	(15,457)	-
Interest on lease liability (note 7)	(2)	-	(2)	-
Interest charges on Red Kite loan and associated withholding taxes	-	220	-	(9,987)
Accretion charges on asset retirement provisions	-	-	-	(429)
Other	(4)	(317)	(11)	(317)
Total	(19,977)	(97)	(15,470)	(10,733)

16.	Income tax

No deferred tax expense has been recognized in these interim financial statements for the three and nine months ended September 30, 2019.

The deferred tax expense recognized for the nine months ended September 30, 2018 of $11.4 million arose due to timing differences with respect to tax and accounting depreciation on the AGM’s mineral properties, plant and equipment.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

17.	Loss per share attributable to common shareholders

For the three and nine months ended September 30, 2019 and 2018, the calculation of basic and diluted loss per share is based on the following data:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Earnings ($)
Net loss attributable to common shareholders	(147,516)	(347)	(146,723)	(140,505)

Number of shares
Weighted average number of ordinary shares - basic	225,902,646	225,804,614	225,839,725	218,189,291
Effect of dilutive share options - and warrants		-	-	-

Weighted average number of ordinary shares - diluted	225,902,646	225,804,614	225,839,725	218,189,291

For the three and nine months ended September 30, 2019 and 2018, the effect of any dilutive securities was anti-dilutive due to the net loss reported by the Company in those periods.

18.	Supplemental cash flow information

The following table discloses non-cash transactions impacting the Statements of Cash Flows. Note that the tables below include the results of the AGM for the one and seven months ended July 31, 2018, being the period during which the Company controlled the AGM, but do not include the results of the AGM for the three and nine months ended September 30, 2019.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	$	$	$	$
Capitalized office lease under IFRS 16	624	-	624	-
Change in asset retirement provisions included in mineral properties, plant and equipment	-	-	-	(2)
Change in accounts payable related to mineral properties, plant and equipment	-	(1,437)	-	3,028
Share-based compensation included in mineral properties, plant and equipment	-	-	-	46

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

18.	Supplemental cash flow information (continued)

Changes in non-cash working capital consist of the following:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	$	$	$	$
Receivables	(1,482)	(6,414)	(538)	(5,961)
VAT receivable	-	(1,890)	-	(4,132)
Prepaid expenses	(194)	(240)	(259)	(59)
Inventories	-	1,450	-	(17,691)
Accounts payable and accrued liabilities	(544)	4,071	(1,934)	(1,877)
Change in non-cash working capital	(2,220)	(3,023)	(2,731)	(29,720)

19.	Segmented information

Geographic Information

As at September 30, 2019, the Company has only one reportable operating segment being the corporate function with its head office in Canada. However, prior to the JV Transaction, the Company had two reportable segments. Ghana was the Company’s only segment with mining operations with Canada acting as a head office function.

Total assets in Ghana include the Company's 45% interest in the Asanko Gold Mine JV. The operating results presented below include the financial results of the AGM only for the one and seven months ended July 31, 2018, the period during which the Company controlled the AGM.

Geographic allocation of total assets and liabilities

September 30, 2019	Canada	Ghana	Total
	$	$	$
Current assets	17,134	-	17,134
Property, plant and equipment and right-of-use asset	698	-	698
Other non-current assets	-	148,141	148,141
Total assets	17,832	148,141	165,973
Current liabilities	1,976	-	1,976
Non-current liabilities	854	-	854
Total liabilities	2,830	-	2,830

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

19.	Segmented information (continued)

December 31, 2018	Canada	Ghana	Total
	$	$	$
Current assets	13,102	-	13,102
Mineral properties, plant and equipment	114	-	114
Other non-current assets	-	299,399	299,399
Total assets	13,216	299,399	312,615
Current liabilities	3,473	-	3,473
Non-current liabilities	300	-	300
Total liabilities	3,773	-	3,773

Geographic allocation of the Statement of Operations and Comprehensive Income

For the three months ended:

September 30, 2019	Canada	Ghana	Total
	$	$	$
Company's share of net loss related to JV	(126,047)	-	(126,047)
Net loss before tax	(147,516)	-	(147,516)
Income tax expense	-	-	-
Net loss after tax	(147,516)	-	(147,516)

September 30, 2018	Canada	Ghana	Total
	$	$	$
Revenue	-	30,665	30,665
Company's share of net earnings related to JV	256	-	256
Net loss before tax	(583)	(521)	(1,104)
Current income tax expense	(121)	-	(121)
Deferred income tax expense	-	-	-
Net loss after tax	(704)	(521)	(1,225)

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
Expressed in Thousands of United States Dollars unless otherwise stated

19.	Segmented information (continued)

For the nine months ended:

September 30, 2019	Canada	Ghana	Total
	$	$	$
Company's share of net loss related to JV	(126,264)	-	(126,264)
Net loss before tax	(146,723)	-	(146,723)
Income tax expense	-	-	-
Net loss after tax	(146,723)	-	(146,723)

September 30, 2018	Canada	Ghana	Total
	$	$	$
Revenue	-	161,918	161,918
Company's share of net earnings related to JV	256	-	256
Net loss before tax	(5,836)	(121,993)	(127,829)
Current income tax expense	(1,068)	(19)	(1,087)
Deferred income tax expense	-	(11,430)	(11,430)
Net loss after tax	(6,904)	(133,442)	(140,346)

20.	Subsequent event

Subsequent to September 30, 2019, the JV received notification from Rand Merchant Bank (“RMB”) confirming the satisfaction of various conditions precedent associated with a $30.0 million revolving credit facility (the “RCF”) for the JV, which became available to draw. The term of the RCF will be three years, maturing in September 2022 and will bear interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF will be on a similar sliding scale of between 1.4% and 1.33%.